File No. 82-34972

LOEB & LOEB LLP

DAVID C. FISCHER

345 Park Avenue
New York NY 10154-1895

Direct 212.407.4827
Main 212.407.4000
Fax 212.214.0686
dfischer@loeb.com

July 14, 2006

SUPPL

RECEIVED
2006 JUL 19 P 2:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549

Re: PA Holdings, Ltd.--Submission Pursuant to Exchange Act Rule 12g3-2(b)

Dear Ladies and Gentlemen:

A copy of resolutions adopted on June 9, 2006 at the PA Holdings, Ltd. 2006 annual general meeting is enclosed.

Very truly yours,

06015304

David C. Fischer
Partner

015445-10013

PROCESSED
JUL 19 2006
THOMSON
FINANCIAL

dlw 7/19

File No. 82 - 34972

NOTICE OF RESOLUTIONS TO REGISTRAR

RECEIVED
2006 JUL 19 P 2: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co No 2235016

PA HOLDINGS LIMITED

RESOLUTIONS OF THE MEMBERS
OF THE COMPANY
(Passed 9 June 2006)

At the Annual General Meeting of the Company held on 9 June 2006 at 123 Buckingham Palace Road, London SW1 the following resolutions were passed, in the case of resolution 9, as an ordinary resolution, and, in case of resolutions 10 and 11, as special resolutions:

RESOLUTIONS

9. To authorise the Directors generally and unconditionally, pursuant to Section 80 of the Companies Act 1985 ("s80") and (save as provided below) in substitution for all prior authorities under s80, to:

(a) (i) exercise all powers of the Company to allot relevant securities (within the meaning of s80) ("relevant securities") up to an aggregate nominal value of £1.161 million for a period expiring (unless previously revoked, varied or renewed by the Company in general meeting) on 9 June 2011 and

(ii) make an offer or agreement before the expiry of the authority conferred by this resolution ("this authority") which would or might require relevant securities to be allotted after expiry of this authority and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

(b) paragraph (a) above shall be without prejudice to the continuing authority of the Directors:

(i) to allot securities pursuant to the specific authorities conferred by Resolution 6 passed at the Annual General Meeting of the Company held on 11 May 1996 and

(ii) to allot relevant securities pursuant to any offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made.

10. That, subject to and conditional upon written consent to the passing of this resolution as may be required by the Company's Articles of Association being given by the trustees of the Butten Trust, the Articles of Association of the Company be amended by the insertion of a new Article 12.2.5 as follows:

"12.2.5 may with the prior written consent of the Directors which may be given or withheld in their absolute discretion be transferred at the request of any person who is or was an employee or officer of the Company or any of its subsidiaries who is not a member (an **Approved Person**) to a person who would be a Permitted Transferee of the Approved Person if the Approved

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Person were a member (**Approved Transferee**) (and so that in these Articles the definition of an **Original Member** shall include an Approved Person and the definition of a **Permitted Transferee** shall include an Approved Transferee)."

11. That the Company's Articles of Association be amended by the deletion of Article 127 and the insertion of a new Article 127 as follows:

"127.1 Without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, Secretary or other Relevant Officer of the Company shall be indemnified and kept indemnified out of the Company's assets against all liability incurred by him as such or as a director, secretary or Relevant Officer of an associated company:

127.1.1 in defending any proceedings, whether civil or criminal, in respect of alleged negligence, default, breach of duty, breach of trust or otherwise in relation to the Company or an associated company or its or their affairs, in which judgement is given in his favour or in which he is acquitted or in defending or settling any such proceedings which are otherwise disposed of on terms previously agreed with the Board or on terms otherwise approved by the Board without a finding or admission of negligence, default, breach of duty or breach of trust on his part; or

127.1.2 in connection with any application under the Statutes in which relief is granted to him by the Court,

provided that this Article shall not grant, or entitle any such person to, indemnification to the extent that it would cause this Article, or any part of it, to be void under the Statutes.

127.2 Without prejudice to any indemnity to which he may otherwise be entitled (including, for the avoidance of doubt, any indemnity under or pursuant to these Articles) and to the extent permitted by the Statutes, the Board shall have power in the name and on behalf of the Company to:

127.2.1 grant on such terms as it sees fit any person who is or was a Director, Secretary or other Relevant Officer of the Company an indemnity or indemnities out of the assets of the Company in respect of any liability incurred by him as such or as a director, secretary or Relevant Officer of an associated company and to amend, vary or extend the terms of any such indemnity so granted, again on such terms as the Board sees fit; and/or

127.2.2 enter into and amend, vary or extend such arrangements as it sees fit:

(a) to provide any person who is or was a Director, Secretary or other Relevant Officer of the Company with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings brought against him as such or as a director, secretary or Relevant Officer of an associated company or in connection with any application for relief under the Statutes; or

(b) to enable any such person to avoid incurring any such expenditure.

127.3 For the purposes of this Article 127:

127.3.1 a "Relevant Officer" is any officer of the Company or an associated company (other than in either case any person (whether or not an officer of the Company or an associated company) engaged by the Company or an associated company as auditor);

127.3.2 "associated company" has the meaning given to that term in Section 309A of the Act; and

127.4 for the avoidance of doubt, a Director shall be entitled to vote and to be counted in the quorum at any meeting of the Board or a committee of the Board at which any indemnity arrangement or proposal falling within any of the provisions of Articles 127.1 or 127.2 is to be considered and, for the purposes of Article 94, any interest which any Director may have in such indemnity, arrangement or proposal shall not be a material interest unless the terms of such indemnity arrangement or proposal confer upon such Director a privilege or benefit not generally available to, or awarded to, any other Director. The decision of the chairman of the meeting as to whether the indemnity, arrangement or proposal to be considered at the meeting falls within the provisions of Articles 127.1 or 127.2 or as to the materiality of any Director's interest therein for the purposes of this Article and Article 94 shall be final and conclusive."

....

Chairman